UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549







                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                (Amendment No._________________________________)*



                        Wallace Mountain Resources Corp.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    932353105
                                 (CUSIP Number)


                         Resident Agents of Nevada, Inc.
                             711 S. Carson Street,
                             Carson City, NV 89701
                               Tel (775) 882-4641


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 31, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 932353105

1.   Names of Reporting Persons.
     Xiong Junhong
     I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions) (a) (b)

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization People's Republic of China




Number of           7.     Sole Voting Power
Shares                     1,345,358
Beneficially        8.     Shared Voting Power
Owned by Each
Reporting           9.     Sole Dispositive Power
Person With                1,345,358
                   10.     Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,345,358

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 1,345,358

13.  Percent of Class Represented by Amount in Row (11) 16.82%

14. Type of Reporting Person (See Instructions) IN

1. Security and Issuer

Common stock of Wallace Mountain Resources Corp., with its principal executive office at: 1095 Qing Lan Avenue, Economic and Technical Development Area, Nan Chang City, Jiangxi Province, China 330013

2. Identity and Background a. Xiong Junhong

b. 1095 Qing Lan Avenue, Economic and Technical Development Area, Nan Chang City, Jiangxi Province, China 330013

c. Founder and Chief Executive Officer, Nanchang Best Animal Husbandry Co., Ltd., 1095 Qing Lan Avenue, Economic and Technical Development Area, Nan Chang City, Jiangxi Province, China 330013

d. During the last 5 years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

e. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

f. The reporting person is a citizen of the People's Republic of China.

3. Source and Amount of Funds or Other Consideration

The reporting person acquired the shares of common stock of Wallace Mountain Resources Corp. for no additional consideration as a consequence of separate exchanges of shares with Wallace Mountain Resources Corp., of common stock of Nanchang Best Animal Husbandry Co., Ltd. and Shanghai Best Animal Husbandry Co., Ltd. owned by the reporting person.

4. Purpose of Transaction

The reporting person acquired the shares in exchanges of shares involving Wallace Mountain Resources Corp. and Nanchang Best Animal Husbandry Co., Ltd. and Shanghai Best Animal Husbandry Co., Ltd., as set forth in item 3 above.

Pursuant to the Share Purchase Agreements under which the undersigned acquired its shares of common stock of Wallace Mountain Resources Corp., Wallace Mountain Resources Corp. will merge with its subsidiary to change its name to AgFeed Industries, Inc. and effect a two for one stock dividend.

5. Interest in Securities of the Issuer.

As of October 31, 2006, as a consequence of the stock exchanges described above, the reporting person beneficially owns 1,345,358 shares of common stock or 16.82% of the outstanding shares.

6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

7. Material to be Filed as Exhibits.

Share Purchase Agreement stated as of October 31, 2006 among Wallace Mountain Resources Corp., Nanchang Best Animal Husbandry Co., Ltd. and the shareholders of Nanchang Best Animal Husbandry Co., Ltd., incorporated by reference to the Report on Form 8-K filed by Wallace Mountain Resources Corp. on November 6, 2006.

Share Purchase Agreement stated as of October 31, 2006 among Wallace Mountain Resources Corp., Shanghai Best Animal Husbandry Co., Ltd. and the shareholders of Shanghai Best Animal Husbandry Co., Ltd., incorporated by reference to the Report on Form 8-K filed by Wallace Mountain Resources Corp. on November 6, 2006.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2006

                      Signature:  /s/ Xiong Junhong by Robert Barandes,
                                      his attorney-in-fact
                                      --------------------------------
                                      Xiong Junhong by Robert Barandes,
                                      his attorney-in-fact